                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5                                          PAGE   1   OF   7
          -----------                                                --       --


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                        FLEXIINTERNATIONAL SOFTWARE, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   338923 10 5
             -------------------------------------------------------
                                 (CUSIP Number)

                                 NOT APPLICABLE
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          CONTINUED ON FOLLOWING PAGES

                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5
          -----------



--------------------------------------------------------------------------------
  (1)   NAMES OF REPORTING PERSONS
        STEFAN R. BOTHE
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
  (3)   SEC USE ONLY

--------------------------------------------------------------------------------
  (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                 (5)   SOLE VOTING POWER

                                       1,201,250 (1)
          NUMBER OF             ------------------------------------------------
           SHARES
        BENEFICIALLY             (6)   SHARED VOTING POWER
          OWNED BY
            EACH                       NONE
          REPORTING             ------------------------------------------------
         PERSON WITH             (7)   SOLE DISPOSITIVE POWER

                                       1,201,250 (1)
                                ------------------------------------------------
                                 (8)   SHARED DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
  (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,201,250 (1)
--------------------------------------------------------------------------------
 (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES *                                                 [X]

--------------------------------------------------------------------------------
 (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.8%
--------------------------------------------------------------------------------
 (12)   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Excludes 611,250 shares held by Mr. Bothe's spouse, with respect to which Mr. Bothe disclaims beneficial ownership.


                               Page 2 of 7 pages

                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5
          -----------


--------------------------------------------------------------------------------
  (1)   NAMES OF REPORTING PERSONS
        JENNIFER V. CHENG
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
  (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
  (3)   SEC USE ONLY

--------------------------------------------------------------------------------
  (4)   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                                 (5)   SOLE VOTING POWER

                                       642,313 (1)
                                ------------------------------------------------
          NUMBER OF              (6)   SHARED VOTING POWER
           SHARES
        BENEFICIALLY                   NONE
          OWNED BY              ------------------------------------------------
            EACH                 (7)   SOLE DISPOSITIVE POWER
          REPORTING
         PERSON WITH                   642,313 (1)
                                ------------------------------------------------
                                 (8)   SHARED DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------
  (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        642,313 (1)
--------------------------------------------------------------------------------
 (10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES *                                                  [X]

--------------------------------------------------------------------------------
 (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        3.6%
--------------------------------------------------------------------------------
 (12)   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Includes 31,063 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1999. Excludes 1,201,250 shares held by Ms. Cheng's spouse, with respect to which Ms. Cheng disclaims beneficial ownership.


                               Page 3 of 7 pages

                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5
          -----------


ITEM 1(a).        NAME OF ISSUER.

                  FlexiInternational Software, Inc., a Delaware corporation (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  Two Enterprise Drive
                  Shelton, Connecticut 06484

ITEM 2(a).        NAME OF PERSONS FILING.

                  Stefan R. Bothe
                  Jennifer V. Cheng

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  c/o FlexiInternational Software, Inc.
                  Two Enterprise Drive
                  Shelton, Connecticut 06484
                  (as to both reporting persons)

ITEM 2(c).        CITIZENSHIP.

                  USA (as to both reporting persons)

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $.01 par value per share, of the Company

ITEM 2(e).        CUSIP NUMBER.

                  338923 10 5.

ITEM 3.           FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b).

                  Not Applicable.

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:

                           Mr. Bothe................................1,201,250
                           Ms. Cheng..................................642,313

         (b)      Percent of class:

                           Mr. Bothe.....................................6.8%
                           Ms. Cheng.....................................3.6%


                               Page 4 of 7 pages

                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5
          -----------



         (c) Mr. Bothe has sole voting and dispositive power with respect to the 1,201,250 shares reported herein. Such number of shares excludes 611,250 shares of Common Stock held by Mr. Bothe's spouse, as to which shares Mr. Bothe disclaims beneficial ownership. Ms. Cheng has sole voting and dispositive power with respect to the 642,313 shares reported herein. Such number of shares includes, pursuant to Rule 13d-3, 31,063 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1999. Such number of shares excludes 1,201,250 shares of Common Stock held by Ms. Cheng's spouse, as to which shares Ms. Cheng disclaims beneficial ownership.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

                           Mr. Bothe        [ ]
                           Ms. Cheng        [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.


                               Page 5 of 7 pages

                                 SCHEDULE 13G/A

CUSIP NO. 338923 10 5
          -----------



                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2000


                                        /s/ Stefan R. Bothe
                                        -------------------------------
                                        Stefan R. Bothe


                                        /s/ Jennifer V. Cheng
                                        -------------------------------
                                        Jennifer V. Cheng



                               Page 6 of 7 pages